SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of January, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40–F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.	Nokia Press Release, January 23, 2003:
“Nokia Board of Directors projects a stock repurchase plan and convenes Annual General Meeting 2003”

2.	Nokia Press Release, January 13, 2003:
“Nokia warrants exercised for share subscription”

PRESS RELEASE

January 23, 2003

Nokia Board of Directors projects a stock repurchase plan and convenes Annual General Meeting 2003

Nokia Board of Directors projects a stock repurchase plan and submits proposals to the Annual General Meeting on March 27, 2003

- Projection for a stock repurchase plan for 2003

- Proposal to pay a dividend of EUR 0.28 per share

- Proposal for a new stock option plan to Nokia’s key persons

- Proposal to renew authorizations of the Board to resolve to increase the share capital, repurchase    Nokia shares and dispose them

Nokia board nomination committee proposal to the annual general meeting

- Proposal to re-elect the present members of the Board

Projection for a stock repurchase plan for 2003

Nokia Board of Directors projects to repurchase Nokia shares during 2003, and intends to start such repurchases after the Annual General Meeting of March 27, 2003. In this connection the Board proposes to the Annual General Meeting a renewal of the authorization of the Board to repurchase Nokia shares, as discussed below.

Proposal to pay a dividend

Nokia Board of Directors will propose to the Annual General Meeting on March 27, 2003 that a dividend of EUR 0.28 per share be paid.

Proposal for a new stock option plan

Nokia competes for the talented people on a global basis and in this purpose needs incentive programs that are competitive. The Board of Directors proposes to the Annual General Meeting that as part of Nokia’s incentive program, key persons of the Nokia Group be granted a maximum of 94.6 million stock options, which entitle to subscribe for a maximum of 94.6 million new Nokia shares with the par value of EUR 0.06 each. The share capital of Nokia may be increased by a maximum of EUR 5 676 000, corresponding to approximately 1.98 per cent of the currently registered share capital. The plan is a two-year plan consisting of 2003 and 2004 stock options. Share subscription prices will be based on the market value of Nokia share in public trading. The share subscription periods will commence no earlier than July 1, 2004 and terminate no later than December 31, 2009.

Proposal to renew authorizations of the Board

Nokia Board of Directors will propose that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 225 million Nokia shares. The proposed amount corresponds to approximately 4.7 per cent of the current total number of shares. The shares may be repurchased to develop the capital structure of the Company, to finance or carry out acquisitions or other arrangements, to grant incentives to key persons or in connection with these, to be transferred in other ways, or to be cancelled. The shares may be repurchased either through a tender offer made to all shareholders on equal terms or through public trading from the market, including also use of certain derivative, share lending or other arrangements.

The Board will also propose that it be authorized to resolve to dispose a maximum of 225 million Nokia shares at a price determined by the Board. The authorization is proposed to allow disposal of shares in proportion other than that of the shareholders’ pre-emptive rights to the Company’s shares. The shares may also be disposed through public trading.

Furthermore, the Board will propose that it be authorized to increase the share capital of the Company by issuing new shares, stock options or convertible bonds in one or more issues. The increase of the share capital may amount to an aggregate maximum of EUR 57 million or 950 million shares, of which a maximum of EUR 3 million or 50 million shares may result from incentive plans. The total proposed amount corresponds to approximately 19.9 per cent of the current total voting rights. The Board proposes to be authorized to disapply the shareholders’ pre-emptive rights to the Company’s shares.

It is proposed that all authorizations be effective for a period of one year until March 27, 2004.

Board Composition 2003

Nomination Committee will propose to the Annual General Meeting on March 27, 2003 that the number of Board members be nine and that all the present Board members — Paul J. Collins, Georg Ehrnrooth, Bengt Holmström, Per Karlsson, Jorma Ollila, Robert F. W. van Oordt, Marjorie Scardino, Vesa Vainio and Arne Wessberg - be re-elected for a term of one year.

The proposals by the Board of Directors to the Annual General Meeting will be available on Nokia’s Internet pages at www.nokia.com/agm after February 10, 2003.

Further information:

Nokia

Corporate Communications

Tel. +358 7180 34459

Fax  +358 7180 38226

Email communications.corporate@nokia.com

www.nokia.com

Nokia warrants exercised for share subscription

A total of 4,036,672 Nokia shares were subscribed for after the increase in the share capital registered on December 19, 2002. The shares were subscribed for with the warrants under the Nokia Stock Option Plan issued to the key personnel of Nokia. With the A, B and C warrants of the Nokia Stock Option Plan 1997, a total of 4,020,272 shares were subscribed for and with the A warrants of the Nokia Stock Option Plan 1999, a total of 16,400 shares. The Stock Option Plans were approved by the Annual General Meeting of March 25, 1997 and March 17, 1999, respectively.

The corresponding increase in the share capital, in total EUR 242,200.32 has been registered in the Finnish Trade Register on January 13, 2003. As a result of the increase, the share capital of Nokia is currently EUR 287,274,428.46 and the total number of shares is 4,787,907,141. Nokia received as additional shareholders’ equity a total of EUR 13,249,870.21.

The holders of the new shares are entitled to all shareholders’ rights from the registration date January 13, 2003. The new shares will be listed on the Helsinki Exchanges together with the other shares on January 14, 2003. Listing of the shares will also be applied for on the Frankfurt, London, New York, Paris and Stockholm Stock Exchanges.

The subscription prices of the 2001C 1Q/02, 2002AB, 2001C 3Q/02 and 2001C 4Q/02 stock options under the Nokia Stock Option Plan 2001 have been determined during this year. The subscription price of the 2001C 1Q/02 stock options is EUR 26.06; of the 2002 AB stock options EUR 17.89; of the 2001C 3Q/02 stock options EUR 12.99 and of the 2001C 4Q/02 stock options EUR 16.86. The said subscription prices were determined on the basis of the trade volume weighted average prices of the Nokia share on the Helsinki Exchanges during the trading days of the second whole week of the second month of the respective calendar quarter in the year 2002.

The subscription period for the A warrants of the Nokia Stock Option Plan 1997 began in December 1997, for the B warrants in November 1999 and for the C warrants in November 2001. Subsequently, the share subscription period began for the A warrants of the Nokia Stock Option Plan 1999 in April 2001 and for the B warrants in April 2002, for the 2001AB warrants of the Nokia Stock Option Plan 2001 in July 2002 and for the 2001C 3Q/01 warrants in October 2002. The A, B and C warrants of the Nokia Stock Option Plan 1997 are listed on the Helsinki Exchanges as one security.

The subscription period of A, B and C warrants of the Nokia Stock Option Plan 1997 comes to an end on January 31, 2003 and the listing of the warrants on the Helsinki Exchanges terminates on January 24, 2003.

Further information:

Nokia, Corporate Communications

Tel. +358 7180 34459

Fax. +358 7180 38226

Email communications.corporate@nokia.com

www.nokia.com

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2003	Nokia Corporation

By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel